September 30, 2010

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0309
Washington, D.C. 20549

Attn:	Jim B. Rosenberg, Senior Assistant Chief Accountant Sasha S. Parikh, Staff Accountant Mark Brunhofer, Review Accountant

Re:	Charles River Laboratories International, Inc. Form 10-K for the Fiscal Year Ended December 26, 2009 Form 10-Q for the Fiscal Quarter Ended June 26, 2010 File No. 1-15943

Ladies and Gentlemen:

This letter is submitted on behalf of Charles River Laboratories International, Inc. (the “Company”), 251 Ballardvale Street, Wilmington, MA 01887, in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 26, 2009 (the “Form 10-K”), and with respect to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 26, 2010 (the “Form 10-Q”), as set forth in a letter dated September 3, 2010 to Thomas F. Ackerman (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto.

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

Form 10-K for the Fiscal Year Ended December 26, 2010

Comment No. 1

Business
Research Models and Services, page 3

On page four, you disclose that you are a premier provider of high-quality purpose-bred, specific pathogen-free (SPF) large research models to the biomedical research community.  Please revise your disclosure to provide examples of “large research models”.

Response to Comment No. 1

The Company believes that the use of the terminology “large research models” is readily understood and accepted by both the life-science business community and by the life science investor community, including the research analysts and institutional investors with whom we frequently communicate.  This terminology has been utilized by us and others in the life science community for many years without confusion, and is primarily used to differentiate these animal models from our small research models, which are primarily purpose-bred rats and mice for use by researchers.  Furthermore, the Company notes that the terminology “large research models” or the similar “large animal models” has been continually utilized by the Company in its filings with the SEC since our initial public offering in 2000 without any prior comment or objection.  (See the Company’s Form S-1/A filed June 23, 2000 which used both variations).  Accordingly, we request that we be permitted to maintain our current disclosure without further revision.

Comment No. 2

Notes to Consolidated Financial Statements,
Business Acquisitions, page 69

Regarding your business acquisitions of Systems Pathology Company, LLC (SPC), Cerebricon, Ltd., Piedmont Research Center and Molecular Therapeutics, Inc., please revise your disclosure to provide the qualitative description of the factors that make up the goodwill recognized in each acquisition, such as expected synergies from combining operations of the acquire and the acquirer, intangible assets that do not qualify for separate recognition or other factors as required by ASC 805-30-50-1a.

Response to Comment No. 2

In response to the Staff’s comments, the Company has prepared the following proposed disclosure to be reflected in our future consolidated financial statements for each of the aforementioned business acquisitions.  The Company believes that the additional disclosure is responsive to the Staff’s request:

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

The goodwill recognized is largely attributable to anticipated synergies expected to arise after the acquisition as well as the value of the assembled workforce.

Comment No. 3

Notes to Consolidated Financial Statements
Business Acquisitions, page 69

 Regarding your acquisition of SPC, please explain to us why you did not recognize any separate intangible assets for underlying core technology and customer relationships and reference for us the authoritative guidance you relied upon to support your position.

Response to Comment No. 3

Systems Pathology Company (SPC) is an early stage business which is currently developing its analytical imaging technology product and currently has no sales. At the time of the acquisition we recognized In-process research and development as a separate intangible asset.  In response to the Staff’s comments, the Company has prepared the following proposed alternative note to be reflected in our future consolidated financial statements.  The Company believes that the additional disclosure, marked in the paragraph against the text included in the Form 10-K, is responsive to the Staff’s request:

In August 2009, we acquired Systems Pathology Company, LLC (SPC) a pathology-based software development company focused on developing state-of-the-art analytical imaging technologies to automate the labor intensive tissue evaluations process which is a significant component of standard preclinical studies for $24,522 in cash and up to $14,000 (undiscounted) potential contingent consideration. SPC is an early stage business which is currently developing its analytical imaging technology product and currently has no sales. The contingent consideration consists of payments based on certain agreed upon revenue and technical milestones. The fair value of the contingent consideration at the date of acquisition was $9,100 which was estimated using the income approach based on significant inputs that are not observable in the market. Key assumptions included a discount rate of 18% and a probability adjustment as we believe the probability of each milestone payment being made ranges from 60% to 85%. As of December 26, 2009, the amount recognized for contingent consideration was $9,300 and the assumptions used to develop the estimate had not changed. SPC is included in our PCS segment.

Comment No. 4

Notes to Consolidated Financial Statements

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

Please revise your disclosure to clarify why the research and development products and services you provide to and perform for your customers result in tax credits to you instead of your clients who sponsor the underlying research.  Please clarify which tax jurisdictions permit you to recognize benefits for research and development sponsored by others.

Response to Comment No. 4

In response to the Staff’s comments, the Company has prepared the following proposed alternative paragraph regarding our research and development tax benefits to be reflected in our next Form 10-K. The Company believes that the additional disclosure, marked in the paragraph against the text included in the Form 10-K, is responsive to the Staff’s request:

As of December 26, 2009, we have non-U.S. net operating loss carryforwards, the tax effect of which is $12,441.  Of this amount, $1,083 will expire in 2013, $1,825 will expire in 2014 and $521 will expire in 2017. The remainder can be carried forward indefinitely. We have U.S. net operating loss carryforwards, the tax effect of which is $192.  Of this amount, $22 will expire in 2018 and $170 will expire in 2028.  We have U.S. foreign tax credit carryforwards of $11,196 which will expire in 2019.  We have Canadian Scientific Research and Experimental Development (SR&ED) ~~Investment Tax~~ Credit carryforwards of $8,718 ~~as a result of our research and development activity in Montreal~~, which begin to expire in 2028. In accordance with Canadian Federal tax law, we claim SR&ED credits on qualified research and development costs incurred by our Preclinical service facility in Canada, in the performance of projects for non-Canadian customers.  Additionally, in accordance with the tax law of the United Kingdom, we claim enhanced deductions related to qualified research and development costs incurred by our Preclinical service facility in Edinburgh, Scotland, in the performance of certain customer contracts. We have unrealized capital losses in the U.S., the tax effect of which is $464.

Comment No. 5

Notes to Consolidated Financial Statements
Business Segment and Geographic Information, page 97

Please revise your disclosure to present your net sales for each product and service or each group of similar products and services as required by ASC 280-10-50-40.  The groupings you identify in MD&A in the fifth and sixth paragraphs on page 35 appear to be reasonable groupings.

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

Response to Comment No. 5

In response to the Staff’s comments, the Company has prepared the following proposed product group to be reflected in our future consolidated financial statements.  Our Research Models and Services grouping is consistent with our “Business” section of our Form 10K.  In  Preclinical Services most of our revenue is generated by studies that are comprised of various services which are bundled to support each customer’s requirements.  As a result, we believe the single grouping for Preclinical Services is appropriate. The Company believes that the additional disclosure in the Form 10-K is responsive to the Staff’s request:

 (Dollars in Millions)

Service	2009	2008	2007

Preclinical Services	$542.6	$683.5	$653.4

Research Models	362.7	370.4	328.0

Research Model Services	194.7	188.2	162.0

Other	102.6	101.4	87.2

Total	$1,202.6	$1,343.5	$1,230.6

Form 10-Q for the Fiscal Quarter Ended June 26, 2010

Comment No. 6

Notes to Unaudited Condensed Consolidated Financial Statements
Income Taxes, page 21

You disclose on page 22 that during the second quarter of 2010 you repatriated approximately $27 million of the earnings of your non-US subsidiaries that were previously considered to be permanently reinvested.  On page 85 of your 2009 Form 10-K you disclose that you repatriated $120 million of similar earnings pursuant to a plan established in the fourth quarter of 2008.  Please explain to us whether the 2010 repatriation was made pursuant to the plan established in the fourth quarter of 2008.  In addition, given your recent repatriation of foreign subsidiary earnings, please explain to us how you can continue to assert that you will indefinitely reinvest the remaining undistributed earnings from your foreign subsidiaries under ASC 740-30-25.

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

Response to Comment No. 6

In response to the Staff’s comments, we note that the Company has significant operations outside the United States.  It is the Company’s policy to indefinitely reinvest the earnings of its foreign subsidiaries as they are needed in the foreign jurisdictions to fund working capital needs for operations, capital expenditures, acquisitions outside the United States, and other general corporate purposes.  Examples of how the earnings of the Company’s foreign subsidiaries have been reinvested in 2008 and 2009 as well as our current plan for 2010 are provided below.

Also, as part of our policy, the Company may elect to repatriate cash to the United States if doing so can be done in a manner substantially free of incremental tax.  Such an election to repatriate cash held by the foreign subsidiaries can occur as follows:

•
The Company develops a plan to repatriate the earnings in a manner that results in a tax benefit.   In these situations, the Company evaluates the potential tax benefit of repatriation as compared to the need for the cash to be continually reinvested in foreign operations.

•
If a significant and previously unforeseen cash need arises in the United States, the Company will evaluate funding alternatives, including (1) cash held by its subsidiaries in the United States, (2) increasing commercial borrowings through existing or new lines of credit, (3) cash held by its foreign subsidiaries, (4) issuing additional debt securities, and (5) issuing additional equity.  The potential use of foreign cash on hand is weighed against the cash needs in the foreign locations.  Additionally, the Company evaluates the ability to repay debt and assesses which entities within the consolidated group are in the best position to service the debt with cash generated from operations.  With respect to the cash held by foreign subsidiaries, if, during the development of the funding plan, (A) the Company determines that the significant, previously unforeseen cash need that has arisen in the United States takes priority over the foreign cash needs and (B) the Company believes that the foreign cash can be repatriated to the United States in a manner substantially free of incremental tax, then the Company will change its indefinite reinvestment position with respect to this cash.

The Company assesses its foreign earnings each quarter to determine whether a change in indefinite reinvestment position is necessary in accordance with the policy outlined above.
As previously mentioned, the Company has significant operations in foreign jurisdictions which have cash needs.  Consequently, it is the Company’s policy to indefinitely reinvest the earnings of its foreign subsidiaries.  The following presents recent examples of the Company’s reinvestment of foreign earnings:

•	As disclosed in the Form 10-Q filed for the quarter ending June 30, 2007, on June 14, 2007, the Company paid $2.4 million to acquire a 75% interest in a joint venture,

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

Shanghai BioExplorer Co., Ltd., a preclinical service provider located in Shanghai, China.    In 2008, the Company provided $15.5 million of funding to the joint venture to cover the costs of capital expenditures and operating expenses.  In 2009, the Company provided $5 million of additional funding to cover operating expenses.

•
As disclosed in the Form 10-Q filed for the quarter ending September 27, 2008, on September 9, 2008, the Company acquired all of the capital stock of NewLab BioQuality AG, a contract service organization based in Dusseldorf, Germany, for $48.5 million.

•	As disclosed in the Form 10-K for the year ending December 27, 2008, on November 19, 2008, the Company acquired the assets of an Indian distribution company for $5.5 million.

•
As disclosed in the Form 10-Q for the quarter ending September 26, 2009, on July 31, 2009, the Company acquired all of the capital stock of Cerebricon, Ltd., a discovery service company located in Finland, for $8.2 million.

•
The Company made significant contributions to the pension plans related to its Preclinical services subsidiaries based in Edinburgh, Scotland.  During the years ended December 27, 2008 and December 26, 2009, the Company provided funding to these pension plans of $10.8 million and $9.7 million, respectively.

•
During 2007, 2008, and 2009, consistent with the Company’s discussion of its business in the Form 10-K filed for these years, the Company incurred significant capital expenditures in its foreign subsidiaries.  The following are some of the more significant examples:

o
The Company’s Preclinical Services subsidiary located in Canada incurred costs of $19.0 million in 2007, $26.9 million in 2008, and $10.5 million in 2009 to build a new Preclinical service facility in Sherbrook, Quebec, and to improve its existing facility in Senneville, Quebec.

o
The Company’s Preclinical Services subsidiary located in Edinburgh, Scotland incurred costs of $15.1 million in 2007, $12.4 million in 2008, and $4.7 million in 2009 related to capital improvements to its facilities.

o	The Company’s European RMS subsidiaries incurred costs of $9.0 million in 2007, $8.8 million in 2008, and $7.9 million in 2009 on capital improvements.

The examples provided above demonstrate the reasons for the Company’s policy of indefinitely reinvesting the earnings of its foreign subsidiaries.

The Company has and continues to operate in accordance with this policy.  In the fourth quarter of 2008, the Company determined that $90 million of its indefinitely reinvested foreign earnings

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com could be repatriated to the United States in a manner that resulted in a tax benefit.  Accordingly, in its Form 10-K filed for the year ending December 27, 2008, the Company disclosed that it had changed its indefinite reinvestment position with respect to these earnings and recorded an income tax benefit from foreign tax credits of $7.2 million. As of the 2008 year-end date, the Company also planned to repatriate $30 million of its foreign earnings to be generated in 2009, in addition to the $90 million of previously indefinitely reinvested foreign earnings, pursuant to the repatriation plan developed in the fourth quarter of 2008. As of December 27, 2008, the Company maintained its indefinite reinvestment position with respect to the remaining earnings of the Company’s foreign subsidiaries as they were needed to fund cash needs outside the United States.

In 2009, the Company repatriated the $90 million of foreign earnings in accordance with the repatriation plan established in the fourth quarter of 2008, plus an additional $30.0 million of then-current earnings of the Company’s foreign subsidiaries pursuant to the same plan.  In its Form 10-K filed for the year ending December 26, 2009, the Company disclosed its 2009 repatriation and the consequential incremental tax benefit of $3.5 million.  As of December 26, 2009, the remaining earnings of the Company’s foreign subsidiaries remained indefinitely reinvested as they were needed to fund cash needs outside the United States.  In reaching this conclusion, the Company identified the following needs:

•
As disclosed in the “Strategy” section of the Form 10-K filed for the year ending December 26, 2009, the Company planned to build its portfolio of products and services through strategic “bolt-on” acquisitions.  To the extent that these “bolt-on” acquisitions are located outside the United States, the Company intended and continues to intend to fund the acquisitions with the earnings of its foreign subsidiaries.

•
The Company’s capital expenditure plan for 2010 called for capital investment of $25.4 million in its foreign subsidiaries.  The Company intended and continues to intend to fund the capital investments with the earnings of its foreign subsidiaries.

•
As disclosed in the Form 10-K filed for the year ending December 26, 2009, certain of the Company’s foreign subsidiaries have recently incurred operating losses.  These include subsidiaries located in China, India, Luxembourg, and the Netherlands.  The Company intended and continues to intend to fund foreign operating losses with the earnings of its foreign subsidiaries.

•
The Company’s foreign subsidiaries had unfunded pension obligations of $18.1 million as of December 26, 2009.  The Company intended and continues to intend to fund these obligations with the earnings of its foreign subsidiaries.

•	The Company anticipated the potential of needing to make several payments related to tax audits during 2010, specifically related to its operations in Germany

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

Quebec, Canada. The intention is for these tax payments, to the extent necessary, to be made with the foreign subsidiaries’ earnings.

The repatriation disclosed in the Company’s Form 10-Q for the quarter ended June 26, 2010 was not related to the repatriation plan established in the fourth quarter of 2008.  In a Form 8-K that was filed by the Company on April 26, 2010, the Company disclosed that it had entered into a definitive agreement to acquire all of the outstanding ordinary shares of WuXi PharmaTech (Cayman) Inc. (“WuXi”) for cash and shares of Company’s common stock.  This transaction was subject to the approval of both the Company’s and WuXi’s shareholders.  Special meetings of both companies’ shareholders were scheduled for August 5, 2010.   The Company also disclosed in the Form 8-K that in conjunction with the acquisition agreement, the Company had entered into a commitment letter with several lenders that provided up to $1.25 billion of debt financing.  The WuXi acquisition presented a potential significant and previously unforeseen cash need in the United States.  Although deal certainty would not occur until the results of the shareholder votes were known and the Company had the means with the debt financing commitment letter to fund the cash portion of the acquisition, the Company, during the second quarter of 2010, evaluated whether cash held by its foreign subsidiaries could be used to potentially fund part of the acquisition cost. The Company determined that $27 million of cash held by its foreign subsidiaries could be repatriated to the United States in a manner substantially free of incremental tax.  In addition, the Company is concerned about certain tax law changes that have been proposed by the Obama administration that could make it substantially more expensive to repatriate this cash in the future.  Upon considering the likelihood of having these changes enacted, the Company decided to repatriate this previously indefinitely reinvested cash.  As such, in the Company’s Form 10-Q filed for the quarter ended June 26, 2010, the Company changed its indefinite reinvestment position with respect to these earnings and repatriated these funds to the United States.

In the Form 8-K filed with the SEC on August 2, 2010, the Company announced that the agreement to acquire WuXi had been terminated.  As part of the termination agreement, the Company agreed to pay WuXi $30 million, most of which was funded by the $27 million repatriation.  In the Form 8-K filed by the Company on August 2, 2010, the Company also disclosed that its board of directors had authorized a $500 million share repurchase program.  On August 31, 2010, the Company filed a Form 8-K with the SEC announcing that it had entered into a $300 million accelerated stock repurchase agreement (“ASR”) with Morgan Stanley and Company, Inc.  This presented another significant and previously unforeseen cash need in the United States.  In light of these cash needs, and in accordance with the Company’s policy, during the third quarter of 2010, the Company evaluated alternatives to fund the ASR and determined that certain foreign earnings could be repatriated in a manner substantially free of incremental tax to partially fund the ASR.  The remaining cash needed will be funded through cash on hand in the United States and a third amended and restated credit agreement that was disclosed in the Form 8-K filed on August 31, 2010.   Accordingly, the Company will be changing its indefinite reinvestment position with respect to certain additional earnings of its foreign subsidiaries during the third quarter of 2010.  This change in indefinite reinvestment position and related tax impact will be disclosed in the Form 10-Q to be filed for the quarter ending September 25, 2010.

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

In future filings, the Company will provide additional disclosure as to the application of the Company’s indefinite reinvestment policy.

Comment No. 7

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 35

You disclose that your days sales outstanding (DSO) increased by 10 days from June 27, 2009 to June 26, 2010.  You indicate that the increase was primarily driven by slower collections and decreased deferred revenue.  Please revise your disclosure to explain the future impact on your operations and financial condition resulting from the increase in your DSO.

Response to Comment No. 7

In response to the Staff’s comments, the Company has prepared the following proposed alternative disclosure regarding its DSO to be reflected in our future Management’s Discussion and Analysis of Financial Condition and Results of Operations.  The Company believes that the additional disclosure, marked in the paragraph against the text included in the Form 10-Q, is responsive to the Staff’s request:

 Net cash provided by operating activities for the six months ending June 26, 2010 and June 27, 2009 was $83.8 million and $107.3 million, respectively. The decrease in cash provided by operations was primarily due to changes in accounts receivable and lower earnings. Our days sales outstanding (DSO) increased to 51 days as of June 26, 2010 compared to 43 days as of December 26, 2009, and 41 days as of June 27, 2009.  The increase in our DSO was primarily driven by slower collections and decreased deferred revenue.  Our DSO includes deferred revenue as an offset to accounts receivable in the calculation. Our future net cash provided by operating activities will be impacted by future timing of customer payments for products and services as evidenced in our DSO.  A one day increase or decrease in our DSO represents a change of approximately $3.2 million of cash provided by operating activities,

Furthermore, in connection with our response, as requested in the Comment Letter, we hereby acknowledge as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please call the undersigned at (781) 222-6301.

Very truly yours,

/s/ Thomas F. Ackerman
Thomas F. Ackerman Corporate Executive Vice President and Chief Financial Officer

251 Ballardvale Street, Wilmington, MA 01887 • 978.658.6000 • FAX:  978.658.7132 • www.criver.com